UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No.__)*

                    Under the Securities Exchange Act of 1934

                                 Presstek, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   741113 10 4
                                 (CUSIP Number)

                                Peter R. Kellogg
                                 48 Wall Street
                                   30th floor
                               New York, NY 10005
                                 (212) 389-5841
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 16, 2007
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |X|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G11999102

(1)   Names of Reporting Persons
      S.S. or I.R.S. Identification No. of Above Persons

            Peter R. Kellogg

(2)   Check the Appropriate Box if a Member of a Group

      (a)   |_|
      (b)   |X|

(3)   SEC Use Only

(4)   Source of Funds*

            OO

(5) Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) |_|

(6)   Citizenship or Place of Organization

            United States

Number of shares        (7)   Sole Voting Power                       7,114,678
Beneficially Owned      (8)   Shared Voting Power                       100,000
By Each Reporting       (9)   Sole Dispositive Power                  7,114,678
Person With:            (10)  Shared Dispositive Power                  100,000

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person.

            7,214,678

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain shares (see instructions). |_|

(13)  Percent of Class Represented by Amount in Row (11): 20.2%

(14)  Type of Reporting Person (see instructions): IN, HC

CUSIP No. G11999102

(1)   Names of Reporting Persons
      S.S. or I.R.S. Identification No. of Above Persons

            IAT Reinsurance Company Ltd.

(2)   Check the Appropriate Box if a Member of a Group

      (a)   |_|
      (b)   |X|

(3)   SEC Use Only

(4)   Source of Funds*

            WC

(5) Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) |_|

(6)   Citizenship or Place of Organization

            Bermuda

Number of shares        (7)   Sole Voting Power                       7,034,678
Beneficially Owned      (8)   Shared Voting Power                          NONE
By Each Reporting       (9)   Sole Dispositive Power                  7,034,678
Person With:            (10)  Shared Dispositive Power                     NONE

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person.

            7,034,678

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain shares (see instructions). |_|

(13)  Percent of Class Represented by Amount in Row (11): 19.7%

(14)  Type of Reporting Person (see instructions): CO

CUSIP No. G11999102

ITEM 1. SECURITY AND ISSUER:

      This statement on Schedule 13D relates to shares of common stock, $0.01 par value per share (the "shares"), of Presstek, Inc., a Delaware corporation ("Presstek"). The principal executive offices of Presstek are located at 55 Executive Drive, Hudson, NH 03051.

ITEM 2. IDENTITY AND BACKGROUND:

      (a) This statement on Schedule 13D is filed on behalf of Peter R. Kellogg and IAT Reinsurance Company Ltd. ("IAT"). Mr. Kellogg is the sole owner of IAT's voting stock, is a member of IAT's board of directors, and is the President and CEO of IAT. A joint filing agreement of Mr. Kellogg and IAT is attached hereto as Exhibit A.

      (b)-(c), (f) Mr. Kellogg is an American citizen and a private investor. IAT is a reinsurance company incorporated in Bermuda. Mr. Kellogg's business address is 120 Broadway, 6th floor, New York, NY 10271, and IAT's business address is 48 Wall Street, New York, NY 10005.

      (d)-(e) During the last five years, neither IAT, Mr. Kellogg, nor, to their knowledge, any of the directors or executive officers of IAT has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

      7,034,678 shares of Presstek are held by IAT and its wholly-owned subsidiaries, 100,000 shares of Presstek are held by a foundation controlled by Mr. Kellogg and his wife, plus an additional 80,000 shares held by companies controlled by Mr. Kellogg. The source of funds for the purchases of the Shares was the working capital of IAT and its wholly-owned subsidiaries, the funds of the foundation administered by Mr. Kellogg, and the funds of the companies controlled by Mr. Kellogg.

ITEM 4. PURPOSE OF TRANSACTION:

      The shares of Presstek were acquired for investment purposes in the ordinary course of business by IAT and its wholly-owned subsidiaries, by the foundation administered by Mr. Kellogg and his wife, and by the companies controlled by Mr. Kellogg, and were not acquired with the purpose or effect of changing or influencing control of Presstek. Mr. Kellogg and IAT review their holdings of Presstek on an ongoing basis. Depending on such review and on various factors, including, without limitation, the price of the shares, stock market conditions, and business prospects of Presstek, Mr. Kellogg and IAT reserve the right to make additional purchases or sales of the shares of Presstek in the future, although they have no present plans or proposals to do so. Any purchases may be effected directly or through one or more entities controlled or deemed to be controlled by Mr. Kellogg. Any purchases or sales may be in the open market, in a privately negotiated transaction or otherwise. Except as set forth below in Items 5 and 6 below, neither Mr. Kellogg nor IAT have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.

CUSIP No. G11999102

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

      (a), (b) and (d) This statement relates to 7,034,678 shares of Presstek held by IAT and its wholly-owned subsidiaries, 100,000 shares of Presstek held by a foundation controlled by Mr. Kellogg and his wife, plus an additional 80,000 shares held by companies controlled by Mr. Kellogg. Based on Presstek's public filings, Presstek had 35,643,568 shares outstanding on November 8, 2006. Therefore, the 7,214,678 shares reported on this Schedule 13D represent 20.2% of Presstek's outstanding shares as of the date of the event which triggered the filing of this Schedule 13D. Mr. Kellogg has sole dispositive and voting power with respect to the shares of Presstek owned by IAT and its subsidiaries. By virtue of his position with IAT, Mr. Kellogg may be considered to indirectly beneficially own such shares. Mr. Kellogg disclaims beneficial ownership of the shares owned by IAT and its subsidiaries and the shares owned by the foundation controlled by Mr. Kellogg and his wife, and this statement should not be deemed to be an admission that Mr. Kellogg is a member of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

      The non-voting stockholders of IAT have the right to participate in the receipt of dividends from, or proceeds from the sale of, the common shares held by them in accordance with their ownership interest in IAT.

      (c) Below is a list of all transactions in Shares of Presstek during the 60 days prior to the date of the event which required the filing of this
Schedule 13D. All of the transactions in the Shares set forth below were made by IAT and its wholly-owned subsidiaries. All purchases were open market transactions.

            -------------------------------------------------------------
               Date of
              Transaction        Number of Shares         Price Per Share
            -------------------------------------------------------------
            March 14, 2007              250,000                 $5.597
            -------------------------------------------------------------
            March 16, 2007              126,347                 $ 5.85
            -------------------------------------------------------------

      (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

      Except as described in Item 5(d) above, to the best knowledge of Mr. Kellogg and IAT, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons enumerated in Item 2 or between such persons and any other person with respect to any securities of Presstek, including, but not limited to, transfer or voting of any of the shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. G11999102

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

      Exhibit A -- Agreement between Peter R. Kellogg and IAT Reinsurance
                   Company Ltd. to file this statement jointly on behalf of each of them.

      Exhibit B -- Power of Attorney in favor of Marguerite R. Gorman to sign all 13D and 13G filings on behalf of Mr. Peter R. Kellogg.

CUSIP No. G11999102

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2007
       New York, New York       /s/ Marguerite R. Gorman, attorney in fact
                                ------------------------------------------------
                                Peter R. Kellogg

                                IAT REINSURANCE COMPANY LTD.

Dated: April 5, 2007
       New York, New York       By: /s/ Marguerite R. Gorman, attorney in fact
                                    --------------------------------------------
                                    Name: Peter R. Kellogg
                                    Title: President & CEO

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

            In accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to jointly prepare and file a Schedule 13D (including any future amendments thereto) reporting each of the undersigned's ownership of securities of Presstek, Inc. and further agree to the filing of this Agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to file on its behalf any and all amendment to such Schedule 13D. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: April 5, 2007
       New York, New York       /s/ Marguerite R. Gorman, attorney in fact
                                ------------------------------------------------
                                Marguerite R. Gorman

                                IAT REINSURANCE COMPANY LTD.

Dated: April 5, 2007
       New York, New York       By: /s/ Marguerite R. Gorman, attorney in fact
                                    --------------------------------------------
                                    Name: Peter R. Kellogg
                                    Title: President & CEO

                                                                       EXHIBIT B

                                POWER OF ATTORNEY

            Know all by these presents, that the undersigned hereby constitutes and appoints Marguerite R. Gorman as the undersigned's true and lawful attorney-in-fact to:

      (1) Execute for and on behalf of the undersigned, in the undersigned's individual capacity and in the undersigned's capacity as an officer and/or director of IAT Reinsurance Co. Ltd., a Bermuda corporation ("IAT"), all Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934, and all Schedules 13D and 13G in accordance with Section 13 of the Securities Exchange Act of 1934, and the rules thereunder, and any other forms or reports the undersigned may be required to file in connection with the undersigned's or IAT's ownership, acquisition, or disposition of any equity securities which are registered under Section 12 of the Securities Exchange Act of 1934;

      (2) do and perform any and all acts for and on behalf of the undersigned or IAT which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, or any such Schedule 13D or 13G, or other form, schedule or report, and timely file such form, schedule or report with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

      (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned or IAT, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned or IAT pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

            The undersigned hereby grants to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the forgoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13 or Section 16 of the Securities Exchange Act of 1934.

            This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 and/or Schedules 13D or 13G with respect to the undersigned's and/or IAT's holdings of and transactions in equity securities registered under Section 12 of the Securities Exchange Act of 1934, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

            IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 1st day of August, 2005.


                                                /s/ Peter R. Kellogg
                                                --------------------------------
                                                Peter R. Kellogg